300 North LaSalle Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY SENSATA

TECHNOLOGIES HOLDING B.V. FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

January 22, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding B.V.
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding B.V., a Dutch private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in your letter to the Registrant, dated January 19, 2010. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on December 30, 2009, and will be annotated to identify the staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment

Securities and Exchange Commission

January 22, 2010

(the “Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

1.	We may have further comments regarding your response to prior comment 1 after you determine whether the conversion will occur prior to the effective time of the registration statement and after you address the following. Please tell us:

•	whether you intend that the opinion you file as exhibit 5.1 will be conditioned on the conversion;
•	when you intend to file the final, signed and dated exhibit 5.1;
•	your analysis of whether the conversion is exempt from registration under the Securities Act;
•	whether any shareholders will be selling shares in connection with the registered offering;
•

if the conversion occurs after the effective time of the registration statement, whether you intend to file a post-effective amendment to reflect the conversion before securities are sold in this offering;

•	whether the post -conversion entity has identical assets and liabilities to the pre-conversion entity; and
•	how the conversion affects securities-law liabilities related to this offering.

Response: The Registrant, based on advice of Dutch and U.S. counsel, as applicable, advises the staff as follows:

With respect to bullet point 1, the Item 5.1 opinion that the Registrant intends to file will not be conditioned on the conversion. A copy of such opinion is attached to this letter as Exhibit A for the staff’s reference.

With respect to bullet point 2, a signed and dated Item 5.1 opinion in the form attached hereto will be filed with a pre-effective amendment to the Registration Statement.

With respect to bullet point 3, as previously discussed in the Registrant’s prior response letter, the conversion requires, among other things, the adoption of a special resolution by a majority vote of the Registrant’s shareholders and, as a result, could be deemed to be subject to the terms of Rule 145 promulgated under the Securities Act. As an initial matter, the Registrant does not believe that the conversion is subject to Rule 145 in that it will not involve or otherwise result in the issuance or conversion of any outstanding securities of the Registrant or any of the other types of transactions referenced in such

Securities and Exchange Commission

January 22, 2010

Rule. The Registrant acknowledges that its outstanding ordinary shares will no longer be subject to certain transfer restrictions as a result of the amendment to the articles of association in relation to the conversion, but it does not believe that this change is so fundamental as to constitute a deemed issuance of a new security. In addition, the conversion will be effected under Dutch law and entirely outside of the United States. The only shareholder of the Registrant that will be solicited in connection with the conversion will be Sensata Investment Co., which currently owns 99.9% of the outstanding ordinary shares of the Registrant. Sensata Investment Co. was formed under the laws of Luxembourg and is currently domiciled in that country. Sensata Investment Co. is controlled by its manager, Sensata Management Company S.A., a Luxembourg entity that is also domiciled in that country. Under Dutch law, no shareholder of the Registrant has any appraisal or similar rights in connection with the conversion. In the event that the conversion is subject to Rule 145, the Registrant believes that the conversion would be exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemptions provided by Section 3(a)(9) and Section 4(2) of the Securities Act. If the conversion is deemed a new issuance of ordinary shares of the Registrant, Section 3(a)(9) will provide an exemption from registration as an exchange between the Registrant and its existing securityholders. As discussed in the Registrant’s prior response letter, the conversion does not terminate the legal existence of the Registrant or otherwise result in the creation of a new legal entity under Dutch law. As a result, the same issuer requirement of Section 3(a)(9) is satisfied. In addition, the Registrant believes that any deemed issuance of ordinary shares of the Registrant as a result of the conversion would be exempt from registration under Section 4(2) in that it would be a transaction not involving a public offering. In that regard, the Registrant believes that all of its shareholders are “accredited investors” within the meaning of Rule 501 promulgated under the Securities Act.

With respect to bullet point 4, no existing shareholders of the Registrant are expected to sell any ordinary shares in the offering contemplated by the Prospectus.

With respect to bullet point 5, the Registrant expects to effect the conversion immediately prior to the effectiveness of the Registration Statement. The Registrant does not intend to file a pre-effective amendment to the Registration Statement to reflect the conversion since the Registration Statement already contemplates that the conversion will be effected in connection with the proposed offering.

With respect to bullet point 6, under Dutch law, the post-conversion entity is considered the same legal entity as the pre-conversion entity and, as such, has identical assets and liabilities.

Securities and Exchange Commission

January 22, 2010

With respect to bullet point 7, the conversion does not have any affect on the existing liabilities of the Registrant, including any liabilities the Registrant may incur related to this offering.

Prospectus Cover

2.	Please tell us whether you plan to disclose a $4 price range as mentioned in your letter dated January 8, 2010.

Response: The Registrant intends to disclose a $2 or $3 price range on the cover page of the preliminary prospectus that is circulated to potential investors.

Prospectus Summary, page 1

Our Company, page 1

3.	We note your response to prior comment 6. If you elect to highlight customers in your summary, your disclosure must be a fair representation of your customer base, not a list based on the customers’ market status. Please revise to tell us the objective criteria you used to determine which customers to highlight and whether any other customers satisfy those criteria.

Response: The Registrant has revised the customer list on pages 1 and 83 of the Prospectus in response to the staff’s comment. There are no other customers that meet the criteria set forth in the Prospectus.

4.	Please provide us a copy of the analysis mentioned in the first paragraph of your response to prior comment 7.

Response: The Registrant has set forth below the analysis of its market share compared to that of its key competitors in response to the staff’s comment.

In each of the key applications in which the Registrant competes, it holds either the largest or second-largest share of the market by revenue for fiscal year 2008. In many of these segments, the Registrant’s market share is twice that of its nearest competitor. The tables below display the Registrant’s estimate of the market share of the Registrant and its major competitors in each of the segments where it competes.

Securities and Exchange Commission

January 22, 2010

Sensors:

***

Controls:

***

Attractive Cost Structure, page 3

5.	We note that the second paragraph of your response to prior comment 7 addresses only your costs, not the costs of the industry. Therefore, we reissue the comment as it requested support for your disclosure that you have an “attractive cost position within [y]our industry.”

Response: The Registrant believes that several factors contribute to its low-cost position, including the labor costs associated with its manufacturing operations, the scale of its manufacturing operations and its ability to streamline the manufacturing process by minimizing the number of component parts in each device. The table below compares a representation of the Registrant’s low-cost position against the Registrant’s estimates of the cost positions of its largest competitors on the basis of the cost factors described above. In most cases, the Registrant manufactures in locations where the labor cost is lower, has scale of production which is greater and has fewer components in each device.

***

Risk Factors, page 11

We are a Netherlands public limited liability company…,page 23

6.	We note your revisions in response to prior comment 13. With a view toward clarified disclosure in an appropriate section of your document, please tell us how courts in the Netherlands have evaluated previous judgments from United States courts, including securities law judgments, based on the factors you cite.

Response: The Registrant has added disclosure on page 23 of the Prospectus in response to the staff’s comment.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

Securities and Exchange Commission

January 22, 2010

Use of Proceeds, page 30

7.	We will continue to evaluate your response to prior comment 18 after you address the following. Please demonstrate to us the extent that your selection of which debt you will repay will affect:

•	the portion and amount of proceeds that may be provided to your affiliates;
•	the portion and amount of proceeds that may be provided to the underwriters or their affiliates;
•	the ongoing cost of the debt that you elect to retain;
•	the amount of prepayment penalties or similar fees to which you will be subject; and
•	the covenants to which you will be subject.

Quantify where possible.

Response: The Registrant has revised the disclosure on page 29 and 32 of the Prospectus in response to the staff’s comment. In addition, the Registrant informs the staff of the following:

With respect to bullet point 1, the only indebtedness that is held by the Registrant’s affiliates are the 11.25% Senior Subordinated Notes. The 11.25% Senior Subordinated Notes are currently redeemable by the issuer at a redemption price of 105.625%. To the extent the Registrant elects to redeem such notes, the Registrant’s affiliates would receive their pro rata portion of the net proceeds used to make such redemption. If the issuer instead elects to repurchase the notes through a tender offer, the price offered for such notes would depend on market conditions and the amount received by the Registrant’s affiliates would depend on whether such affiliates elected to participate in the tender offer and the level of participation of others.

With respect to bullet point 2, the Registrant is unable to determine the specific amount that would be payable to such underwriters and their affiliates. Based on the disclosure provided on page 171 of the Prospectus, the total amount of the Registrant’s indebtedness represented by its debt securities held by such entities was approximately $2.6 million as of December 30, 2009.

With respect to bullet points 3 and 4, the Registrant is unable to determine with specificity its on-going interest costs or the prepayment premiums until it determines specifically which indebtedness it will ultimately repay using the net proceeds of the offering.

Securities and Exchange Commission

January 22, 2010

With respect to bullet point 5, the Registrant believes that in all cases it will continue to be subject to the same covenants since each of the indentures relating to its outstanding debt securities contain the same covenants.

Management Discussion and Analysis…., page 40

Net Revenue, page 58

8.	With a view toward clarification of the disclosure added in response to prior comment 24, please tell us what you mean by “certain business considerations.”

Response: The Registrant has revised the disclosure on page 58 of the Prospectus in response to the staff’s comment.

Net Revenue, page 61

9.	We note from the last sentence of your response to prior comment 23 that you believe that more specific disclosure regarding the components of your revenue change is not meaningful. However, given that you disclose the total revenue change and general information regarding the contributing factors, it is unclear how your existing disclosure is meaningful without more specific information regarding the magnitude of the contribution of those factors. Please revise or advise.

Response: The Registrant has revised the disclosure on pages 60 and 61 of the Prospectus in response to the staff’s comment.

Capital Resources, page 70

10.	With a view toward clarified disclosure, please expand your response to prior comment 28 to provide us your analysis of the extent to which your “current level of operations” could change until you would not have sufficient liquidity or would not be in compliance with covenants.

Response: The Registrant has revised the disclosure on page 73 of the Prospectus in response to the staff’s comment to specify that the Registrant considers “current levels of operations” to be its results of operations for the most recently completed fiscal quarter, which for purposes of the Registration Statement is the quarter ended September 30, 2009.

Securities and Exchange Commission

January 22, 2010

In addition, the Registrant has provided two analyses, the results of which are summarized below:

***

Contractual Obligations, page 71

11.	We note your response to comment 29; however, it is unclear why the obligations listed in the table are no longer subject to factors such as duration, the possibility of renewal, and anticipated actions by third parties, as you disclosed in your initial filing. Your revised disclosure that merely states that amounts you pay in the future may vary does not address the concern raised in the comment regarding providing sufficient information for investors to be able to evaluate the data in the table. Therefore, we reissue the comment.

Response: The Registrant has revised the disclosure on page 74 of the Prospectus in response to the staff’s comment.

Off-Balance Sheet Arrangements, page 80

12.	Please address prior comment 32 as it applies to the consignment agreement mentioned in the last sentence of the second paragraph.

Response: The Registrant has added disclosure on page 80 of the Prospectus in response to the staff’s comment.

13.	If the purpose of the transition production agreement was to keep a key supplier in business that was at risk of closing, please revise to clarify. Also clarify the extent of your business that would be affected by the loss of the supplier. In this regard, please re-file exhibit 10.20, including all schedules and other attachments.

Response: The Registrant has added disclosure on page 79 of the Prospectus in response to the staff’s comment. The Registrant has also re-filed Exhibit 10.20, including the related schedules.

Operating Model, page 86

14.	With a view toward clarification of your disclosure added in response to prior comment 36, please tell us the material terms of the “Dutch participation exemption.”

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

Securities and Exchange Commission

January 22, 2010

Response: The Registrant has added disclosure on page 85 of the Prospectus in response to the staff’s comment. The Dutch participation exemption is a tax exemption that permits tax-free movement of funds between Dutch entities and foreign entities within the same corporate group.

Technology, Product Development and Intellectual Property, page 93

15.	We note the table added on page 91 in response to prior comment 37. Please disclose the effect of your patents. Also, with a view toward clarified disclosure, please tell us the portion of your business that would be affected by expiration of the patents mentioned in the first column.

Response: The Registrant has added disclosure on page 93 of the Prospectus in response to the staff’s comment.

16.	Please disclose the terms of your material licenses, including duration and termination provisions. Also, file the agreements as exhibits to your registration statement.

Response: The Registrant has added disclosure on page 93 of the Prospectus in response to the staff’s comment. The Cross-License Agreement referenced in the added disclosure has been previously filed as Exhibit 10.9 to the Registration Statement. The Registrant will file as an exhibit the agreement it has with Measurement Specialties relating to the licensing arrangement with a subsequent pre-effective amendment to the Registration Statement.

Environmental Matters and Government Regulation, page 96

17.	We note that your revisions in response to prior comment 39 refer to one body. With a view toward clarified disclosure, please tell us about the other agency approvals that are relevant to your business.

Response: The Registrant has added disclosure on page 95 of the Prospectus in response to the staff’s comment.

18.	Please disclose the compliance costs per Regulation S-K Item 101(c)(1)(xii).

Response: The Registrant has added disclosure on page 96 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

January 22, 2010

Management, page 102

19.	We note your response to prior comments 46 and 99. Please provide the information required by Regulation S-K regarding your current directors and the persons currently performing the functions of officers.

Response: The Registrant has added disclosure on page 103 of the Prospectus in response to the staff’s comment.

Executive Compensation, page 107

20.	Please expand your response to prior comment 47 to tell us what issues remain before you will determine whether your officers will become your employees. Also tell us whether you intend to make this decision before the effective time of this registration statement.

Response: The Registrant has added disclosure on page 107 of the Prospectus in response to the staff’s comment.

21.	Please note that your disclosure should include the companies that you use as a benchmark and that you identify in Exhibit A to your response. We therefore reissue prior comment 48.

Response: The Registrant has added disclosure on pages 108 and E-1 of the Prospectus in response to the staff’s comment.

22.	Please provide disclosure for your last completed fiscal year.

Response: The Registrant has updated its disclosure throughout the Executive Compensation section beginning on page 107 of the Prospectus to include updated compensation information for the fiscal year ended December 31, 2009.

Base Salary, page 109

23.	We reissue prior comment 49.

•	Please disclose where, below the benchmark, each named executive officer falls and the reason for differences among the named executive officers.

Securities and Exchange Commission

January 22, 2010

•

Please describe how you determined the amount of the increase to base salary from 2007 to 2008, including specific information regarding the factors you considered and how they resulted in the specific amounts each increase.

Response: The Registrant has revised the disclosure on page 109 of the Prospectus in response to the staff’s comments.

Options, page 110

24.	Please provide us support for your statement that the amendment to the vesting terms aligned the conditions to that of other public companies.

Response: The Registrant has revised the disclosure on page 111 of the Prospectus in response to the staff’s comment. The Registrant amended the vesting term to more closely align its vesting conditions to public companies of similar size in terms of revenue and within similar industries, such as electronic equipment and instruments, electrical equipment and semiconductors industries based on the Global Industrial Classification Standards. The Registrant examined companies such as AMETEK, Inc., Amphenol Corporation, Analog Devices, Inc. and FLIR Systems, Inc.

25.	Refer to your disclosure added in response to prior comment 55. Please clarify how past equity grants and compensation affected the amount of the current grants. Also please describe—with sufficient specificity so that investors can understand what you are intending to compensate—how you evaluated each named executive officer’s “value [brought] to the Company based on their expertise and leadership capabilities” and how you used that evaluation to determine the size of each grant.

Response: The Registrant has revised the disclosure on page 111 of the Prospectus in response to the staff’s comment.

26.	Please disclose the performance target that you mention in the sentence immediately preceding your table on page 111.

Response: The Registrant has revised the disclosure on page 111 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

January 22, 2010

Potential Payments upon Termination, page 121

27.	We note your response to prior comment 58. Please tell us the authority on which you rely to conclude that the disclosure required by instruction 1 to Item 402(j) of Regulation S-K is limited to cash payments.

Response: The Registrant has revised the disclosure on pages 120 and 121 of the Prospectus in response to the staff’s comment. The disclosure has been amended to include specific circumstances that would trigger payment(s) or the provision of other benefits, including perquisites and health care benefits. In accordance with Instruction 1 of Item 402(j), the Registrant has made assumptions as to what conditions would require cash payment as of the last business day of its most recently completed fiscal year. Cash payments would only result from a terminating action. No cash payment would be required in the event of a change in control, although if specified performance conditions were met, the time-vested portion of outstanding options under Tranche II and Tranche III would immediately vest.

2006 Acquisition Arrangements, page 124

28.	We note your response to prior comment 60. Please revise to avoid reliance on defined terms like you do in this subsection.

Response: The Registrant has further revised this section beginning on page 123 of the Prospectus to minimize the use of defined terms.

Lock-up Agreements, page 127

29.	Please clarify the nature of the limits on the related parties’ ability to transfer securities pursuant to this agreement and the agreement mentioned on page 129.

Response: The Registrant has added disclosure on pages 126 and 128 of the Prospectus in response to the staff’s comment.

Transactions with Sponsors…, page 131

30.	Please replace the vague term, certain, with specific information regarding the identity of each related person and the magnitude of each related person’s interest in the transaction.

Securities and Exchange Commission

January 22, 2010

Response: The Registrant has revised the disclosure on page 131 of the Prospectus in response to the staff’s comment.

31.	Regarding the disclosure in the second paragraph, please clarify the reason for the grant of 20,025 ordinary shares. In addition, disclose the face value of the 390,487 deferred payment certificates.

Response: The Registrant has revised the disclosure on page 131 of the Prospectus in response to the staff’s comment. The restricted securities were granted in like-kind exchange for restricted securities forfeited by employees of Texas Instruments who became employees of Sensata Technologies, Inc. in connection with the 2006 Acquisition. The grant consisted of 20,025 restricted ordinary shares and 390,487 deferred payment certificates. The deferred payment certificates were later converted into 70,998 ordinary shares. The estimated grant date fair value of the restricted ordinary shares and deferred payment certificates was $623 thousand.

Principal Shareholders, page 133

32.	Please expand your response to prior comment 76 to tell us how Sensata Investment Company makes voting and investment decisions regarding your shares such that all of the 17 managing directors are beneficial owners of the shares. Also tell us the authority on which you base your belief that you can omit the name of a beneficial owner based on your conclusion that the names are not material.

Response: The Registrant has added disclosure on page 134 of the Prospectus in response to the staff’s comment.

With respect to the second part of the staff’s comment, the Registrant identified the 17 person investment committee of BCI in response to the staff’s prior comment 76 that requested the Registrant to “identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Sensata Investment Company.” The Registrant has been informed that the BCI investment committee acts by a consensus of its members and, accordingly, it does not believe that any of the individual members of the investment committee should be deemed to be the beneficial owners of such shares. As a result, the Registrant does not believe that it is required to disclose the individual names of such persons under any applicable item of Regulation S-K.

Securities and Exchange Commission

January 22, 2010

Anti-Takeover Provisions, page 137

33.	Your use of the word “including” on this page and “without limitation” on page 135 indicate that you have not disclosed all anti-takeover provisions. Therefore, we reissue the first sentence of prior comment 79.

Response: The Registrant has revised the disclosure on pages 135, 137 and 138 of the Prospectus in response to the staff’s comment.

34.	Please clarify what “preference shares” are and how they limit or qualify the rights of your ordinary shareholders.

Response: The Registrant has added disclosure on page 138 of the Prospectus in response to the staff’s comment.

Cash Dividends and Other Distributions, page 163

35.	We note your revisions in the first paragraph on page 164 in response to prior comment 87; however, it is unclear from your use of the word, “generally,” whether the only exception to being treated as a qualified foreign corporation with respect to dividends is based on passive foreign investment company status. We therefore reissue prior comment 87.

Response: The Registrant has revised the disclosure on page 164 of the Prospectus in response to the staff’s comment.

Where You Can Find Information, page 174

36.	Refer to the second paragraph of this section and your response to prior comment 90. If the federal securities laws do not require your subsidiary to file the reports you mention, please revise your disclosure to clarify.

Response: The Registrant has revised the disclosure on page 174 of the Prospectus in response to the staff’s comment.

Signatures, page II-4

37.	We note your response to prior comment 101. Please identify the individual who originally signed your registration statement and the power of attorney for the entity director and the relationship of that person to the entity director.

Securities and Exchange Commission

January 22, 2010

Response: The Registrant has added disclosure on page II-4 of the Prospectus in response to the staff’s comment. The registration statement was originally signed by Theo Spijkerman and Heather Louise Jewitt, as proxyholder A and managing director of ANT Management (Netherlands) B.V., respectively. Under the governing documents of ANT Management (Netherlands) B.V., the proxyholder A has a power of attorney to represent the Registrant together with a managing director. Therefore, Mr. Spijkerman and Ms. Jewitt can jointly execute the Registration Statement on behalf of ANT Management (Netherlands) B.V.

Exhibits

38.	Refer to the partially signed agreement that you filed in response to prior comment 102. Please file the final signed version of the documents that you file as exhibits.

Response: The Registrant has re-filed the referenced exhibit with conformed signatures in response to the staff’s comment.

Finally, the Registrant confirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrinos

Exhibit A

Subject to Opinion Committee Approval

To:

Each of the parties listed

on Schedule I attached hereto

SENSATA TECHNOLOGIES HOLDING N.V.

Privileged

Amsterdam/Rotterdam, [•] January 2010

Dear Sir/Madam,

Sensata Technologies Holding N.V., a public company with limited liability under Dutch law (the “Company”) has requested us, the undersigned, as special counsel on certain matters of Dutch law to the Company to render an opinion in connection with the proposed filing of a registration statement, including a prospectus, relating to the Shares (as defined below).

Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“Additional Shares” means the ordinary shares in the capital of the Company that will be issued by the Company and subscribed for by the underwriters pursuant to the underwriting Registration Statement;

“Commission” means the Securities and Exchange Commission.

“Deed of Issuance” means the draft deed of issuance to be executed by the Company pursuant to which the Additional Shares will be issued.

“Shares” means all shares in the capital of the Company issued and outstanding on the date hereof;

“Registration Statement” means the registration statement on Form S-1 (Registration No. 333-142383), originally filed with the Commission on November 25, 2009 under the Securities Act of 1933, as amended (such Registration Statement, as amended or supplemented.

In rendering this opinion, we have examined and relied upon an electronically transmitted copy of the executed Registration Statement and upon the following documents:

(1)	an electronically transmitted copy of an excerpt, dated [•] (the “Excerpt”) of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692;

The public limited company Loyens & Loeff N.V. is established in Rotterdam and is registered with the Trade Register of the Chamber of Commerce and Industry under number 24370566. Solely Loyens & Loeff N.V. shall operate as contracting agent. All its services shall be governed by its General Terms and Conditions, including, inter alia, a limitation of liability and a nomination of competent jurisdiction. These General Terms and Conditions have been printed on the reverse side of this page and may also be consulted via www.loyensloeff.com. The conditions were deposited with the Registry of the Rotterdam District Court on 1 July 2009 under number 43/2009.

AMSTERDAM • ANTWERP • ARNHEM • BRUSSELS • EINDHOVEN • LUXEMBOURG • ROTTERDAM • ARUBA • CURAÇAO • FRANKFURT •

DUBAI • GENEVA • LONDON • NEW YORK • PARIS • SINGAPORE • TOKYO • ZURICH

(2)	an electronically transmitted copy of the deed of incorporation of the Company dated 22 December 1988 (the “Deed of Incorporation”);

(3)	an electronically transmitted copy of the articles of association (statuten), as they read after the execution of the deed of amendment of the articles of association relating to the Company dated [•] (the “Articles”);

(4)	an electronically transmitted copy of the resolution of the management board of the Company (the “Management Board”), dated [•], resolving (inter alia) to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Registration Statement, the conversion of the Company into a naamloze vennootschap (a public company with limited liability) under Dutch law and the issuance of the Additional Shares (the “Board Resolution”);

(5)	an electronically transmitted copy of the resolution of the general meeting of shareholders of the Company (the “Shareholders Meeting”), dated [•], (inter alia) approving the Board Resolution and resolving the conversion of the Company into a naamloze vennootschap (a public company with limited liability) under Dutch law and the issuance of the Additional Shares (the “Shareholders’ Resolution” and together with the Board Resolution, the “Resolutions”); and

(6)	an electronically transmitted copy of the shareholders’ register (aandeelhoudersregister) of the Company (the “Shareholders’ Register”).

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of all signatures;

(ii)	the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals;

(iii)	the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as electronically submitted copies;

(iv)	that the information recorded in the Excerpt is true, accurate and complete on the date hereof and on the date of the Resolutions (although not constituting conclusive evidence thereof, our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpt;

(v)	that the Management Board consisted on the day of the Resolutions of ANT Management (Netherlands) B.V., Mr. G. Braaksma and Mr. J. Hamers;

(vi)	that the information recorded in the Shareholders’ Register is true, accurate and complete as of the date hereof;

(vii)	that the Registration Statement has not been terminated, rescinded, nullified or declared null and void;

(viii)	that the Company has been duly incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law;

(ix)	that the Company has been dissolved (ontbonden), merged (gefuseerd), split up (gesplitst), granted a suspension of payments (surseance verleend), declared bankrupt (failliet verklaard), subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of the 29 May 2000 Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (the “Insolvency Regulation”), listed in Annex I to Council Regulation (EC) No 881/2002 of 27 May 2002 or listed and marked with an asterisk in the Annex to Council Common Position 2001/931 of 27 December 2001 relating to measures to combat terrorism, as amended from time to time (although not constituting conclusive evidence thereof, this assumption is supported by (a) the contents of the Excerpt, (b) information obtained by telephone today from the bankruptcy clerk’s office (faillissementsgriffie) of the court in Almelo, the Netherlands and (c) a search today on the relevant website (www.rechtspraak.nl) in respect of the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court in The Hague, the Netherlands).

(x)	that the Articles are the articles of association (statuten) of the Company in force on the date hereof and on the date of the Resolutions (although not constituting conclusive evidence thereof, this assumption is supported by the contents of the Excerpt;

(xi)	that the Resolutions (a) correctly reflect the resolutions made by the Management Board and the Shareholders Meeting, respectively, in respect of the transactions contemplated by the Registration Statement, (b) have been made with due observance of the Articles, and (c) have not been and will not be amended, nullified, revoked, or declared null and void;

(xii)	that there is no works council (ondernemingsraad) with jurisdiction over the transactions envisaged by the Registration Statement;

(xiii)	that the Power of Attorney is in full force and effect on the date hereof;

(xiv)	that the entering into the Registration Statement by the Company is in furtherance of its corporate objects as meant in section 2:7 of the Dutch Civil Code;

(xv)	that (i) the Shares have not been repurchased (ingekocht), cancelled (ingetrokken), reduced (afgestempeld), split, or combined, and (ii) the Shares are free and clear of any pledge (pand), right of usufruct (vruchtgebruik) or attachment (beslag) (although not constituting conclusive evidence thereof, this assumption is supported by the contents of (a) the Shareholders’ Register, and (b) the Excerpt;

(xvi)	that the authorized capital of the Company will be sufficient to allow for the issuance of the Additional Shares;

(xvii)	that the issuance of the Additional Shares will be subscribed for and accepted by the underwriters;

(xviii)	the Additional Shares will not be offered in any member state of the European Economic Area;

(xix)	that the nominal value of the Additional Shares will be fully paid up; and

(xx)	at the time of an issue and offer of the Shares which are admitted to trading on a regulated market or for which admission to such trading has been requested, the entry into the Registration Statement and the issue and offer of the Shares no party to the transaction had or has insider knowledge (voorwetenschap) in respect of the Company or the trade in its securities.

Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation and (b) the qualifications and limitations stated hereinafter, we are of the opinion that on the date hereof:

A.	The Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

B.	Upon execution of the Deed of Issuance with respect to the Additional Shares, the Additional Shares will be validly issued, fully paid and validly outstanding and non-assessable.

This opinion is subject to the following qualifications:

a.	The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganisation, suspension of payments (surseance van betaling) and other laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights (including but not limited to the laws that apply pursuant to the Insolvency Regulation).

b.	The Shareholder’s Register does not provide conclusive evidence that the facts set out therein are correct and complete (e.g. as to whether or not the Shares have been redeemed, transferred, encumbered etc.). The Management Board is obliged to regularly update the shareholders’ register of the Company pursuant to section 2:194 of the Dutch Civil Code.

We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Registration Statement or on financial assistance rules or on anti-trust law/competition law.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. Furthermore, we note that a term may for the purposes of one area of Dutch law have a meaning that is different from the meaning for the purposes of other areas of Dutch law. In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

This opinion letter may only be relied upon by any person that is allowed to do so in accordance with the last paragraph of this opinion letter under the express condition that any issue of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. This opinion letter is issued by Loyens & Loeff N.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff N.V. cannot be held liable in any manner whatsoever. This opinion letter may only be relied upon under the express condition that any liability of Loyens & Loeff N.V. is limited to the amount paid out under its professional liability insurance policies.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.

This opinion letter is addressed to you and may only be relied upon by you in connection with the transactions to which the Registration Statement relates, and may not be disclosed to and relied upon by any other person, firm, company, or institution without our prior written consent.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours faithfully,

Loyens & Loeff N.V.

Exhibit B

***

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

Exhibit C

***

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83